SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 13, 2007 Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Strong continued quarterly growth and dividend increase
Calgary, Alberta (April 13, 2007) – Shaw Communications Inc. announced results for the second quarter ended February 28, 2007. Consolidated service revenue of $685.7 million and $1.36 billion for the three and six month periods improved 12.2% and 13.0%, respectively, over the comparable periods last year. Total service operating income before amortization1 of $303.0 million and $602.8 million increased by 13.1% and 15.2% respectively, over the same periods. Funds flow from operations2 increased to $252.4 million for the quarter and $496.3 million for the year-to-date compared to $208.3 million and $405.5 million in the same periods last year.
During the quarter customer growth continued across all products. Internet and Digital subscribers increased by 40,694 to 1,389,333 and 28,641 to 725,528, respectively. Digital Phone lines increased 41,721 to 292,625. Basic subscribers were up 6,625 to 2,220,082 and DTH customers increased 928 to 872,562.
Jim Shaw, Chief Executive Officer, remarked: “We are pleased with the performance across our divisions and saw strong growth in revenue and service operating income before amortization. This quarter we continued to drive performance through customer growth and as a result delivered solid business metrics to our shareholders.”
Free cash flow1 for the quarter was $100.4 million bringing the year to date amount to $176.5 million. This compares to $82.0 million and $114.1 million for the same periods last year, an improvement of $18.4 million and $62.4 million, respectively, despite an increase in capital spending of over $20.0 million in each of the current three and six month periods. The growth in free cash flow was primarily related to the increase in service operating income before amortization.
Net income of $79.8 million or $0.37 per share for the second quarter ended February 28, 2007 compared to $45.8 million or $0.21 per share for the same quarter last year. Net income for the first six months of the year was $160.9 million or $0.75 per share compared to $121.5 million and $0.56 per share last year. The current and comparable three and six month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). These included a tax recovery related to reductions in enacted income tax rates in the comparable six month period. Excluding the non-operating items, net income for the three and six month periods ended February 28, 2007 would have been $78.9 million and $159.9 million compared to net income of $49.5 million and $88.3 million in the comparable periods.3

Shaw continued to roll-out Digital Phone during the quarter and the service is now available to approximately 2.6 million homes, representing over 75% of homes passed. During the quarter the Digital Phone footprint was expanded to include Kelowna, Kamloops and Penticton, all in British Columbia, as well as Fort Saskatchewan and Canmore, both in Alberta. Most recently, the service was rolled-out to Abbotsford and Chilliwack, British Columbia. During the quarter Shaw also introduced a new telephony product, Shaw Digital Phone Lite. This new service includes a local phone line, popular calling features, and long distance anytime calling at competitive per minute rates.
“The success of Digital Phone has been achieved, until this quarter, with one offer in the market. With the introduction of Shaw Digital Phone Lite we now offer broader home phone services which appeal to a larger customer base. This new offering is tailored for light long distance users and gives our customers the opportunity to customize their home phone service to meet their needs.” said Jim Shaw.
Cable service revenue increased 14.5% for the quarter to $514.4 million and 15.1% on a year to date basis to $1.01 billion. The improvement was driven by customer growth and rate increases. Service operating income before amortization increased 14.4% to $244.2 million for the quarter and 14.5% to $481.9 million for the six month period.
Satellite division service revenue increased 5.7% and 7.1% to $171.3 million and $343.1 million, respectively, for the three and six month periods over the same periods last year primarily due to rate increases and customer growth. Service operating income before amortization for the three and six month periods increased 7.9% to $58.9 million and 18.1% to $120.9 million, respectively, largely due to growth in DTH revenues.
Mr. Shaw announced revisions to the guidance: “As a result of our performance for the first half of the year and our outlook for the remaining two quarters, we anticipate service operating income before amortization will exceed $1.2 billion. Consistent with previous guidance, fiscal 2007 free cash flow is expected to be in excess of $310.0 million as we may accelerate certain capital spending in order to ensure that we continue to meet customer demand and maintain the high standards for delivery of services on our network.”
Mr. Shaw continued, “Our Board of Directors increased the equivalent annual dividend rate to $1.12 on Shaw’s Class B Non-Voting Participating shares and $1.115 on Shaw’s Class A Participating shares. This represents an increase of 12% or $0.12 per share. Shaw’s dividends are declared and paid on a monthly basis and this increase will commence June 30, 2007. ”
On March 2, 2007 the Company closed a $400 million offering of 5.70% senior notes due March 2, 2017. The net proceeds were used for debt repayment, working capital and general corporate purposes.
In closing, Mr. Shaw summarized: “We continue to see ongoing demand and prospects for growth across all our products. We believe we are well positioned to capture this growth by offering value to our customers across our triple play of entertainment and communications services. Our focus on strengthening and enhancing current products, developing innovative new offerings and investing in our network to ensure it is fully capable of delivering these offerings is generating significant operating momentum and improved financial performance. We will continue with this focus through the remainder of the year.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.2 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
This news release contains forward-looking statements, identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend” and “potential”. These statements are based on current conditions and assumptions and are not a guarantee of future events. Actual events could differ materially as a result of changes to Shaw’s plans and the impact of events, risks and uncertainties. For a discussion of these factors, refer to Shaw’s current annual information form, annual and quarterly reports to shareholders and other documents filed with regulatory authorities.
For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FEBRUARY 28, 2007
April 12, 2007
Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2006 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
SECOND QUARTER ENDING FEBRUARY 28, 2007
SELECTED FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn except per share amounts)	2007	2006	%	2007	2006	%
Operations:
Service revenue	685,730	611,197	12.2	1,356,736	1,200,742	13.0
Service operating income before amortization (1)	303,038	267,924	13.1	602,825	523,246	15.2
Funds flow from operations (2)	252,412	208,273	21.2	496,348	405,481	22.4
Net income	79,751	45,790	74.2	160,889	121,471	32.5
Per share data:
Earnings per share – basic	$0.37	$0.21		$0.75	$0.56
– diluted	$0.37	$0.21		$0.74	$0.56
Weighted average participating shares outstanding during period (000’s)	215,983	217,620		215,505	218,331

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital as presented in the unaudited interim Consolidated Statement of Cash Flows.
SUBSCRIBER HIGHLIGHTS

		Growth
		Three months ended		Six months ended
	Total	February 28,		February 28,
	February 28, 2007	2007	2006	2007	2006

Subscriber statistics:
Basic cable customers	2,220,082	6,625	6,838	19,289	36,267
Digital customers	725,528	28,641	18,594	53,972	46,890
Internet customers (including pending installs)	1,389,333	40,694	36,296	76,571	91,020
DTH customers	872,562	928	6,843	3,354	17,042
Digital phone lines (including pending installs)	292,625	41,721	28,018	79,918	62,106

Shaw Communications Inc.
ADDITIONAL HIGHLIGHTS
•	The expansion of Shaw’s Digital Phone footprint continued with roll-outs during the quarter in Kelowna, Kamloops and Penticton, all in British Columbia, as well as Fort Saskatchewan and Canmore, both in Alberta. Most recently, the service was rolled-out to Abbotsford and Chilliwack, British Columbia. As at February 28, 2007 the number of Digital Phone lines, including pending installations, was 292,625.
•	Internet penetration of basic now stands at 62.6% up from 59.6% at August 31, 2006. Shaw added 40,694 Internet customers in the quarter and now has 1,389,333 customers. Customer growth continued across all other business lines with increases of 6,625 for Basic cable, 28,641 for Digital, 41,721 for Digital Phone and 928 for DTH in the second quarter.
•	Consolidated service revenue of $685.7 million and $1.36 billion for the three and six month periods, respectively, improved 12.2% and 13.0% over the comparable periods last year and total service operating income before amortization[2] of $303.0 million and $602.8 million increased by 13.1% and 15.2% respectively, over the same periods. Consolidated free cash flow of $100.4 million and $176.5 million year to date compares to $82.0 million and $114.1 million for the same periods last year.
•	Consolidated free cash flow[1] of $100.4 million and $176.5 million for the three and six month periods, respectively, improved $18.4 million and $62.4 million over the same periods last year. To date in fiscal 2007, free cash flow has been used to repay debt and pay dividends.
•	The Company increased the equivalent annual dividend rate to $1.12 on Shaw’s Class B Non-Voting Participating shares and $1.115 on Shaw’s Class A Participating shares. This represents an increase of 12% or $0.12 per share and will be payable in monthly installments commencing June 30, 2007.
•	On March 2, 2007 the Company closed a $400 million offering of 5.70% senior notes due March 2, 2017. The net proceeds were used for debt repayment, working capital and general corporate purposes.
•	The Company recently completed the acquisition of several small systems in British Columbia that complement existing cable systems. The acquisition provides synergies with existing operations and represents growing markets.
Consolidated Overview
Consolidated service revenue of $685.7 million and $1.36 billion for the three and six month periods, respectively, improved by 12.2% and 13.0% over the same periods last year. Increased service revenue primarily resulted from customer growth and rate increases. Consolidated service operating income before amortization for the three and six month periods increased by 13.1% and 15.2% over the comparable periods to $303.0 million and $602.8 million primarily due to overall revenue growth. Increased expenditures incurred to support continued growth, the delivery of quality customer service, enhancements to products, and the launch of Digital Phone in new markets in the cable division partially offset these improvements.

Shaw Communications Inc.
Net income was $79.8 million and $160.9 million for the three and six months ended February 28, 2007, compared to $45.8 million and $121.5 million for the same periods last year. A number of non-operating items affected net income in each of the quarters including a future tax recovery recorded during the first quarter of fiscal 2006 related to a reduction in corporate income tax rates which contributed $31.4 million to net income. Outlined below are further details on this and other operating and non-operating components of net income for each quarter.

	Six months ended	Operating net	Non-	Six months ended	Operating net	Non-
($000’s Cdn)	February 28, 2007	of interest	operating	February 28, 2006	of interest	operating

Operating income	367,505			267,051
Interest on long-term debt	(123,438)			(127,826)

Operating income after interest	244,067	244,067	—	139,225	139,225	—
Gain on sale of investment	415	—	415	1,690	—	1,690
Write-down of investment	—	—	—	(374)	—	(374)
Debt retirement costs	—	—	—	(8,123)	—	(8,123)
Foreign exchange gain on unhedged long-term debt	—	—	—	4,352	—	4,352
Fair value loss on foreign currency forward contract	—	—	—	(360)	—	(360)
Other gains	562	—	562	4,322	—	4,322

Income before income taxes	245,044	244,067	977	140,732	139,225	1,507
Income tax expense (recovery)	84,356	84,119	237	19,113	50,971	(31,858)

Income before following	160,688	159,948	740	121,619	88,254	33,365
Equity income (loss) on investees	201	—	201	(148)	—	(148)

Net income	160,889	159,948	941	121,471	88,254	33,217

	Three months ended	Operating net	Non-	Three months ended	Operating net	Non-
($000’s Cdn)	February 28, 2007	of interest	operating	February 28, 2006	of interest	operating

Operating income	183,735			141,898
Interest on long-term debt	(61,597)			(64,384)

Operating income after interest	122,138	122,138	—	77,514	77,514	—
Write-down of investment	—	—	—	(374)	—	(374)
Debt retirement costs	—	—	—	(8,123)	—	(8,123)
Foreign exchange gain on unhedged long-term debt	—	—	—	871	—	871
Other gains	1,045	—	1,045	2,191	—	2,191

Income before income taxes	123,183	122,138	1,045	72,079	77,514	(5,435)
Income tax expense (recovery)	43,530	43,209	321	26,073	28,034	(1,961)

Income before following	79,653	78,929	724	46,006	49,480	(3,474)
Equity income (loss) on investees	98	—	98	(216)	—	(216)

Net income	79,751	78,929	822	45,790	49,480	(3,690)

Shaw Communications Inc.
The changes in net income are outlined in the table below.

	Increase (decrease) of February 28, 2007
	net income compared to:
	Three months ended		Six months ended
($millions Cdn)	November 30, 2006	February 28, 2006	February 28, 2006
Increased service operating income before amortization	3,251	35,114	79,579
Decreased (increased) amortization	(3,286)	6,723	20,875
Decreased interest expense	244	2,787	4,388
Change in net other costs and revenue (1)	1,108	6,794	(181)
Decreased (increased) income taxes	(2,704)	(17,457)	(65,243)

	(1,387)	33,961	39,418

(1)	Net other costs and revenue include: gain on sale of investment, write-down of investment, foreign exchange gain on unhedged long-term debt, fair value loss on a foreign currency forward contract, debt retirement costs, other gains and equity income (loss) on investees as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Earnings per share were $0.37 and $0.75 for the quarter and six months respectively which represents a $0.16 and $0.19 improvement over the same periods last year. The improvement in the current quarter was due to higher net income of $34.0 million and included increased service operating income before amortization of $35.1 million and decreased amortization of $6.7 million. The current quarter also benefited as debt retirement costs of $8.1 million were included in the comparable quarter. These improvements were partially offset by increased income taxes of $17.5 million. The increased income taxes were due to higher service operating income before amortization in the current quarter. On a year-to-date basis, the improvement was due to increased net income of $39.4 million resulting primarily from increased service operating income before amortization of $79.6 million, decreased amortization of $20.9 million and decreased interest expense of $4.4 million. These improvements were partially offset by increased income taxes of $65.2 million that resulted from higher service operating income before amortization in the current period and a tax recovery of $31.4 million in the comparable period related to reductions in corporate income tax rates.
Net income in the current quarter decreased $1.4 million over the first quarter of fiscal 2007.
Funds flow from operations was $252.4 million in the second quarter compared to $208.3 million in the comparable quarter, and on a year-to-date basis was $496.3 million compared to $405.5 million in 2006. The growth over the respective quarterly and year-to-date comparative periods was principally due to increased service operating income before amortization and reduced interest expense.
Consolidated free cash flow for the quarter and year-to-date of $100.4 million and $176.5 million, respectively, increased $18.4 million and $62.4 million over the comparable periods. The improvement came despite increased capital spending of over $20.0 million in each of the current three and six month periods and was primarily due to improved service operating income before amortization. The Cable division generated $70.6 million of free cash flow for the quarter compared to $59.5 million in the comparable period. The Satellite division achieved free cash flow of $29.7 million compared to free cash flow of $22.5 million in the same period last year.

Shaw Communications Inc.
As a result of the Company’s performance for the first half of the year and the outlook for the remaining two quarters, the Company anticipates service operating income before amortization will exceed $1.2 billion. Consistent with previous guidance fiscal 2007 free cash flow is expected to be in excess of $310.0 million as the Company may accelerate certain capital spending in order to meet customer demand and maintain the high standards for delivery of services on our network.”
Today Shaw’s Board of Directors increased the equivalent annual dividend rate to $1.12 on Shaw’s Class B Non-Voting Participating shares and $1.115 on Shaw’s Class A Participating shares. This represents an increase of 12% or $0.12 per share. Shaw’s dividends are declared and paid monthly and this increase will commence June 30, 2007.
On March 2, 2007 the Company closed a $400 million offering of 5.70% senior notes due March 2, 2017. The net proceeds were used for debt repayment, working capital and general corporate purposes.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes on net income, capital expenditures (on an accrual basis) and equipment costs (net). Consolidated free cash flow is calculated as follows:

Shaw Communications Inc.

	Three months ended		Six months ended
	February 28,		February 28,
($000’s Cdn)	2007	2006	2007	2006
Cable free cash flow (1)	70,615	59,461	115,060	91,454
Combined satellite free cash flow (1)	29,735	22,494	61,427	22,604

Consolidated	100,350	81,955	176,487	114,058

(1)	The reconciliation of free cash flow for both cable and satellite is provided in the following segmented analysis.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2007	2006	%	2007	2006	%
Service revenue (third party)	514,416	449,195	14.5	1,013,611	880,256	15.1

Service operating income before amortization (1)	244,164	213,383	14.4	481,933	420,898	14.5
Less:
Interest	51,465	53,245	(3.3)	102,855	106,114	(3.1)
Cash taxes on net income	—	1,041	(100.0)	—	2,083	(100.0)

Cash flow before the following:	192,699	159,097	21.1	379,078	312,701	21.2

Capital expenditures and equipment costs (net):
New housing development	22,632	18,317	23.6	45,125	41,583	8.5
Success based	17,588	24,483	(28.2)	37,916	47,793	(20.7)
Upgrades and enhancement	61,051	38,126	60.1	138,199	97,097	42.3
Replacement	9,207	12,040	(23.5)	18,489	22,175	(16.6)
Buildings/other	11,606	6,670	74.0	24,289	12,599	92.8

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	122,084	99,636	22.5	264,018	221,247	19.3

Free cash flow (1)	70,615	59,461	18.8	115,060	91,454	25.8

Operating margin	47.5%	47.5%	—	47.5%	47.8%	(0.3)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
OPERATING HIGHLIGHTS
•	The expansion of Shaw’s Digital Phone footprint continued with the service now available to over 75% of homes passed and included roll-outs during the quarter in Kelowna, Kamloops and Penticton, all in British Columbia, as well as Fort Saskatchewan and Canmore, both in Alberta. Most recently, the service was rolled-out to Abbotsford and Chilliwack, British Columbia. During the quarter the Company introduced a new Digital Phone product, Shaw Digital Phone Lite and added 41,721 Digital Phone lines to total 292,625, including pending installations, at February 28, 2007.

•	Customer growth continued in the second quarter with increases of 6,625 for Basic cable, 28,641 for Digital, and 40,694 for Internet. Internet penetration of basic now stands at 62.6% up from 59.6% at August 31, 2006.

Shaw Communications Inc.
•	The Company recently closed the acquisition of several small systems in British Columbia that complement existing cable systems adding approximately 5,000 cable subscribers. The acquisition provides synergies with existing operations and represents growing markets.
Cable service revenue improved 14.5% and 15.1% over the respective quarter and six month period last year. Customer growth, rate increases and the impact of acquisitions completed in the immediately preceding two quarters accounted for the increase. Service operating income before amortization grew 14.4% and 14.5% over the comparable three and six month periods. The increase was driven by revenue growth, partially offset by increased costs resulting from expenditures incurred to support continued growth, the delivery of quality customer service, and the launch of Digital Phone.
Service revenue improved $15.2 million or 3.0% over the first quarter of fiscal 2007 as a result of customer growth, the impact of acquisitions that were completed in the first quarter and rate increases. Service operating income before amortization improved $6.4 million or 2.7% over this same period mainly due to the revenue related growth.
Capital expenditures of $122.1 million and $264.0 million for the quarter and year-to-date respectively, increased $22.4 million and $42.8 million over the comparable periods last year. Shaw invested $23.1 million in the second quarter of 2007 on Digital Phone compared to $17.8 million in the same quarter last year. The increase was mainly due to spending on new launches, increasing softswitch capacity, and projects that will allow Shaw to operate independently as a Competitive Local Exchange Carrier (“CLEC”). Total spending to date on Digital Phone is now $201.0 million.
Spending in the upgrade and enhancement category for the three and six month periods increased $22.9 million and $41.1 million, respectively, over the same periods last year primarily due to projects undertaken to increase network capacity to support digital phone and internet growth, and upgrades to support Video-On-Demand (“VOD”), digital cable and high definition (“HD”) TV initiatives. Spending in Buildings and Other was up $4.9 million and $11.7 million for the quarter and year-to-date, respectively, over the same periods last year primarily due to initiatives to upgrade certain corporate assets and various facilities projects.
Success based capital decreased over the comparable three and six month periods by $6.9 million and $9.9 million, respectively. Digital Phone and Internet success based capital increased during the current quarter as a result of customer growth and increased Internet promotions, however, this was more than offset by reduced success based capital primarily related to digital cable terminal (“DCT”) sales as a result of price increases implemented on sales units during the latter part of fiscal 2006.
Throughout the past quarter Shaw continued to deliver on its strategy of enhancing the various service offerings, and launching new products. In December, the Company introduced a Digital Phone Lite product to the range of service offerings. This new service includes a local phone line, popular calling features, and long distance anytime calling at competitive per minute rates. This new service offering is tailored for light long distance users and gives customers the opportunity to customize their home phone service to meet their needs.

Shaw Communication Inc.
The Company continues to expand its High Definition (“HD”) line-up, adding Showcase HD and National Geographic HD in December. Shaw currently has over 150,000 HD capable cable customers.
SUBSCRIBER STATISTICS

			February 28, 2007
			Three months ended		Six months ended
		August 31,		Change		Change
	February 28, 2007	2006(1)	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,220,082	2,200,793	6,625	0.3	19,289	0.9
Penetration as % of homes passed	65.2%	65.4%
Digital terminals	945,760	855,647	51,131	5.7	90,113	10.5
Digital customers	725,528	671,556	28,641	4.1	53,972	8.0

INTERNET:
Connected and scheduled	1,389,333	1,312,762	40,694	3.0	76,571	5.8
Penetration as % of basic	62.6%	59.6%
Standalone Internet not included in basic cable	168,561	157,200	5,239	3.2	11,361	7.2

DIGITAL PHONE:
Number of lines(1)	292,625	212,707	41,721	16.6	79,918	37.6

(1)	August 31, 2006 statistics are restated for comparative purposes to adjust subscribers as if the acquisitions of the Whistler and Grand Forks cable systems in British Columbia and the Kenora cable system in Ontario had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

	Three months ended February 28,		Six months ended February 28,
Churn (3)	2007	2006	2007	2006

Digital customers	3.1%	3.3%	6.4%	6.7%
Internet customers	2.8%	3.0%	6.4%	6.1%

(3)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

Shaw Communication Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2007	2006	%	2007	2006	%

Service revenue (third party)
DTH (Star Choice)	150,293	141,413	6.3	300,485	279,157	7.6
Satellite Services	21,021	20,589	2.1	42,640	41,329	3.2

	171,314	162,002	5.7	343,125	320,486	7.1

Service operating income before amortization (1)
DTH (Star Choice)	47,579	43,532	9.3	97,261	80,225	21.2
Satellite Services	11,295	11,009	2.6	23,631	22,123	6.8

	58,874	54,541	7.9	120,892	102,348	18.1
Less:
Interest (2)	9,776	10,777	(9.3)	19,870	20,986	(5.3)
Cash taxes on net income	—	66	(100.0)	—	131	(100.0)

Cash flow before the following:	49,098	43,698	12.4	101,022	81,231	24.4

Capital expenditures and equipment costs (net):
Success based (3)	13,970	19,428	(28.1)	32,361	49,630	(34.8)
Transponders and other	5,393	1,776	203.7	7,234	8,997	(19.6)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	19,363	21,204	(8.7)	39,595	58,627	(32.5)

Free cash flow (1)	29,735	22,494	32.2	61,427	22,604	171.8

Operating Margin	34.4%	33.7%	0.7	35.2%	31.9%	3.3

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.
OPERATING HIGHLIGHTS
•	Free cash flow of $29.7 million and $61.4 million for the three and six month periods, respectively, improved $7.2 million and $38.8 million over the same periods last year.

•	On February 1, 2007 Star Choice implemented rate increases on a number of its packages. The increases, which were fully implemented in March, will generate additional revenue of approximately $0.7 million per month.
Service revenue improved 5.7% over the same quarter last year and 7.1% for the year-to-date primarily as a result of rate increases and customer growth. Service operating income before amortization increased 7.9% and 18.1% over the comparable three and six month periods, respectively, to $58.9 million and $120.9 million. The improvement was primarily due to the growth in service revenue and was partially offset by costs to increase transponder capacity. The year-to-date period also benefited from recovery of provisions related to certain contractual matters.

Shaw Communication Inc.
Service revenue decreased $0.5 million over the first quarter of fiscal 2007 primarily due to increased programming credits. Service operating income before amortization declined $3.1 million over this same quarter primarily due to the reduced revenues and various increased costs.
Capital expenditures of $19.4 million and $39.6 million for the quarter and year-to-date respectively, decreased $1.8 million and $19.0 million over the comparable periods last year. Quarterly and year-to-date success based capital expenditures of $14.0 million and $32.4 million, respectively, declined $5.5 million and $17.3 million over the comparable periods mainly due to favorable pricing on receivers and reduced activations. Current quarter spending in Transponders and Other increased $3.6 million over the same period last year primarily due to current year investments to upgrade certain Satellite Service technology and increased office equipment to support call centre expansions. On a year-to-date basis, spending has decreased $1.8 million mainly due to investments in the comparable period to add additional transponder capacity.
During the quarter, Star Choice announced plans to add a third call centre in Mississauga. The Company currently operates two call centres in Calgary and Montreal. Star Choice also expanded their channel line up with new HD programming adding Showcase HD and National Geographic HD. They now offer 20 HD channels and have over 110,000 HD capable customers.
CUSTOMER STATISTICS

			February 28, 2007
			Three months ended		Six months ended
	February 28, 2007	August 31, 2006	Growth	%	Growth	%

Star Choice customers (1)	872,562	869,208	928	0.1	3,354	0.4

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended February 28,		Six months ended February 28,
Churn (2)	2007	2006	2007	2006

Star Choice customers	2.4%	2.2%	5.6%	5.6%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

Shaw Communication Inc.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended February 28,				Six months ended February 28,
			Change			Change
($000’s Cdn)	2007	2006	%	2007	2006	%

Amortization revenue (expense) -
Deferred IRU revenue	3,136	3,136	—	6,273	6,273	—
Deferred equipment revenue	25,771	19,511	32.1	48,989	37,880	29.3
Deferred equipment cost	(50,166)	(50,326)	(0.3)	(99,136)	(99,903)	(0.8)
Deferred charges	(1,236)	(1,325)	(6.7)	(2,473)	(2,583)	(4.3)
Property, plant and equipment	(96,808)	(97,022)	(0.2)	(188,973)	(197,862)	(4.5)

The increase in amortization of deferred equipment revenue over the comparative periods is primarily due to growth in sales of higher priced HD digital equipment commencing in fiscal 2005. Amortization of property, plant and equipment decreased over the comparative six month period as the impact of assets that became fully depreciated in fiscal 2006 exceeded amortization on new capital purchases.
Interest

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2007	2006	%	2007	2006	%

Interest	61,597	64,384	(4.3)	123,438	127,826	(3.4)

Interest expense decreased over the comparative periods as a result of lower average debt levels.
Investment activity
During the current and comparative six month periods, the Company realized gains of $0.4 million and $1.7 million, respectively, on the sale of minor interests in publicly traded companies.
Foreign exchange gain on unhedged and hedged long-term debt

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2007	2006	%	2007	2006	%

Foreign exchange gain on unhedged long-term debt	—	871	(100)	—	4,352	(100)

In June 2006, the Company amended its existing credit facility and repaid US dollar denominated bank loans. Until that time Shaw recorded foreign exchange gains on the translation of foreign denominated unhedged bank debt. In addition, the Company recorded a foreign exchange gain on the US $172.5 million COPrS prior to entering into a US dollar forward purchase contract in the first quarter of 2006 to hedge the redemption of the issue.

Shaw Communication Inc.
Currently the Company does not have any foreign denominated unhedged long-term debt and therefore, does not anticipate recording any further foreign exchange gains and losses.
Under Canadian generally accepted accounting principles (“GAAP”), the Company translates long-term debt at period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting foreign exchange gains or losses on translating hedged long-term debt are included in deferred credits or deferred charges. As a result, the amount of hedged long-term debt that is reported under GAAP is often different than the amount at which the hedged debt would be settled under existing cross-currency interest rate agreements. As outlined in Note 4 to the unaudited interim Consolidated Financial Statements, if the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency agreements (which fix the liability for interest and principal), long-term debt would increase by $346.5 million (August 31, 2006 — $408.7 million) which represents the corresponding hedged amounts included in deferred credits.
Other gains and losses
This category consists mainly of realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). Due to fluctuations of the Canadian dollar relative to the US dollar, the Company recorded a foreign exchange loss of $0.6 million for the quarter (2006 – nil), and $1.9 million (2006 – gain of $1.2 million) for the six month period.
Income Taxes
Income taxes increased over the comparative periods primarily due to the future income tax recovery of $31.4 million related to reductions in corporate income tax rates recorded in the first quarter of fiscal 2006 and increased income taxes on higher income in the current fiscal year.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2006. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2006 Annual Report under the Introduction to the Business – Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.
FINANCIAL POSITION
Total assets at February 28, 2007 were $7.7 billion compared to $7.5 billion at August 31, 2006. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2006.
Current assets increased by $38.5 million due to increases in accounts receivable of $21.7 million and inventory of $15.6 million. Accounts receivable increased mainly due to customer growth, rate increases and timing of equipment shipments to retailers. Inventories increased due to timing of purchases, continued growth and to ensure adequate stock levels are on hand during a supplier’s plant relocation.

Shaw Communication Inc.
Investments and other assets decreased by $9.2 million due to the sale of an interest in a publicly traded company.
Property, plant and equipment increased by $84.1 million as current year capital expenditures exceeded amortization.
Deferred charges increased $10.2 million primarily due to an increase in deferred equipment costs of $8.7 million.
Broadcast licenses increased by $67.4 million due to the acquisition of Whistler and Grand Forks cable systems in British Columbia and the Kenora cable system in Ontario.
Current liabilities (excluding current portion of long-term debt) increased by $26.6 million due to an increase in bank indebtedness of $21.8 million and unearned revenue of $6.2 million. Unearned revenue increased due to customer growth and rate increases.
Total long-term debt decreased by $33.0 million as a result of repayment of bank borrowings and Partnership debt of $95.2 million partially offset by an increase of $62.2 million relating to the translation of hedged US denominated debt.
Deferred credits decreased by $49.3 million principally due to the decrease in deferred foreign exchange gains on the translation of hedged US dollar denominated debt of $62.2 million offset by an increase in deferred equipment revenue of $22.1 million. Future income taxes increased by $99.2 million due to the impact of cable system acquisitions and the future income tax expense recorded in the current year.
Share capital increased by $59.7 million primarily due to the issuance of Class B Non-Voting Shares. During the six months ended February 28, 2007, the Company issued 89,794 Class B Non-Voting Shares for $3.0 million as partial consideration in respect of a cable system acquisition and 1,707,302 Class B Non-Voting Shares were issued for $55.2 million under the Company’s option and warrant plans. As of March 31, 2007, share capital is as reported at February 28, 2007 with the exception of the issuance of 150,056 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, Shaw generated $176.5 million of consolidated free cash flow. Shaw used its free cash flow along with proceeds on issuance of Class B Non-Voting Shares of $55.2 million, proceeds on the sale of various assets of $10.3 million, and other net items of $9.2 million to repay bank debt of 73.2 million, fund the cash component of cable systems acquisitions of $52.9 million, pay common share dividends of $86.2 million, purchase inventory of $15.6 million and fund the net change in working capital requirements of $23.3 million.
On November 14, 2006, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to an additional 15,300,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares, during the period November 17, 2006 to November 16, 2007.

Shaw Communication Inc.
On March 2, 2007, Shaw issued $400 million of senior unsecured notes at a rate of 5.7% due March 2, 2017. Net proceeds (after issue and underwriting expenses) of $394.8 million were used for repayment of unsecured bank loans and general working capital purposes. The notes were issued at a discount of $0.9 million.
At February 28, 2007, Shaw had access to $832.4 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and to refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2007	2006	%	2007	2006	%

Funds flow from operations	252,412	208,273	21.2	496,348	405,481	22.4
Net decrease (increase) in non-cash working capital balances related to operations	37,989	10,991	245.6	(23,356)	(11,202)	(108.5)

	290,401	219,264	32.4	472,992	394,279	20.0

Funds flow from operations increased over comparative periods as a result of growth in service operating income before amortization and lower interest expense. The net change in non-cash working capital balances over the comparative periods is mainly due to the timing of payment of accounts payable and accrued liabilities.
Investing Activities

	Three months ended February 28,			Six months ended February 28,
($000’s Cdn)	2007	2006	Increase	2007	2006	Increase

Cash flow used in investing activities	(166,920)	(124,670)	(42,250)	(368,600)	(292,437)	(76,163)

The cash used in investing activities increased $42.2 million over the comparative quarter due to higher expenditures on capital and inventory, partially offset by lower cash requirements for equipment costs (net). The cash used in investing activities increased $76.2 million over the comparative six month period due to cable system acquisitions and higher capital expenditures, partially offset by lower cash requirements for equipment costs (net).

Shaw Communication Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended
	February 28,		February 28,
(In $millions Cdn)	2007	2006	2007	2006

Bank loans and bank indebtedness – net repayments	(115.8)	(65.3)	(73.2)	(235.7)
Proceeds on $450 million senior unsecured notes	—	—	—	450.0
Dividends	(54.0)	(22.3)	(86.2)	(44.7)
Purchase of Class B Non-Voting Shares for cancellation	—	—	—	(58.0)
Repayment of Partnership debt	(0.1)	(0.1)	(0.2)	(0.2)
Proceeds on bond forward	—	—	—	2.5
Issue of Class B Non-Voting Shares	46.4	0.1	55.2	0.1
Proceeds on prepayment of IRU	—	0.1	—	0.2
Cost to terminate foreign currency forward contract	—	(15.8)	—	(15.8)
Redemption of COPrS	—	(201.9)	—	(201.9)

	(123.5)	(305.2)	(104.4)	(103.5)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic earnings	from
( $000’s Cdn except per share amounts)	revenue	amortization(1)	Net income	per share(2)	operations(3)

2007
Second	685,730	303,038	79,751	0.37	252,412
First	671,006	299,787	81,138	0.38	243,936

2006
Fourth	631,888	275,127	210,369	0.97	220,617
Third	626,654	279,544	126,410	0.58	221,099
Second	611,197	267,924	45,790	0.21	208,273
First	589,545	255,322	75,681	0.35	197,208

2005
Fourth	562,958	250,759	69,959	0.31	191,507
Third	559,883	252,899	32,836	0.14	190,144

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Diluted earnings per share equals basic earnings per share except in the fourth quarter of 2006 where diluted earnings per share is $0.96.

(3)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement, the impact of the net change in non-operating items such as gains on sale of investments, foreign currency fluctuations on unhedged US denominated debt, fair value adjustments on foreign currency forward contracts and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income are the second quarter of 2006 and the first and second quarters of 2007. Net income declined by

Shaw Communication Inc.
$29.9 million in the second quarter of 2006 and by $129.2 million in the first quarter of 2007 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $31.4 million and $150.0 million to net income in the first and fourth quarters of 2006, respectively. The decline in the second quarter of 2007 was marginal. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2006 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of risks and uncertainties. These factors include include general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these

Shaw Communication Inc.
cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	February 28, 2007	August 31, 2006

ASSETS
Current
Accounts receivable	159,793	138,142
Inventories	69,564	53,994
Prepaids and other	22,187	20,870

	251,544	213,006
Investments and other assets	8,823	17,978
Property, plant and equipment	2,334,140	2,250,056
Deferred charges	272,096	261,908
Intangibles
Broadcast licenses	4,758,862	4,691,484
Goodwill	88,111	88,111

	7,713,576	7,522,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	42,163	20,362
Accounts payable and accrued liabilities	459,672	461,119
Income taxes payable	4,985	4,918
Unearned revenue	112,719	106,497
Current portion of long-term debt [note 4]	297,223	449

	916,762	593,345
Long-term debt [note 4]	2,666,183	2,995,936
Other long-term liabilities [note 9]	49,580	37,724
Deferred credits	1,051,643	1,100,895
Future income taxes	1,084,155	984,938

	5,768,323	5,712,838

Shareholders’ equity
Share capital [note 5]	2,036,706	1,976,966
Contributed surplus [note 5]	6,212	5,110
Deficit	(98,021)	(172,701)
Cumulative translation adjustment	356	330

	1,945,253	1,809,705

	7,713,576	7,522,543

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Unaudited)

	Three months ended		Six months ended
	February 28,		February 28,
[thousands of Canadian dollars except per share amounts]	2007	2006	2007	2006

Service revenue [note 2]	685,730	611,197	1,356,736	1,200,742
Operating, general and administrative expenses	382,692	343,273	753,911	677,496

Service operating income before amortization [note 2]	303,038	267,924	602,825	523,246
Amortization:
Deferred IRU revenue	3,136	3,136	6,273	6,273
Deferred equipment revenue	25,771	19,511	48,989	37,880
Deferred equipment cost	(50,166)	(50,326)	(99,136)	(99,903)
Deferred charges	(1,236)	(1,325)	(2,473)	(2,583)
Property, plant and equipment	(96,808)	(97,022)	(188,973)	(197,862)

Operating income	183,735	141,898	367,505	267,051
Interest on long-term debt [note 2]	(61,597)	(64,384)	(123,438)	(127,826)

	122,138	77,514	244,067	139,225
Gain on sale of investment	—	—	415	1,690
Write-down of investment	—	(374)	—	(374)
Foreign exchange gain on unhedged long-term debt	—	871	—	4,352
Fair value loss on a foreign currency forward contract	—	—	—	(360)
Debt retirement costs	—	(8,123)	—	(8,123)
Other gains	1,045	2,191	562	4,322

Income before income taxes	123,183	72,079	245,044	140,732
Income tax expense	43,530	26,073	84,356	19,113

Income before the following	79,653	46,006	160,688	121,619
Equity income (loss) on investees	98	(216)	201	(148)

Net income	79,751	45,790	160,889	121,471
Deficit, beginning of period	(123,804)	(410,792)	(172,701)	(428,855)
Reduction on Class B Non-Voting Shares purchased for cancellation	—	—	—	(35,085)
Amortization of opening fair value loss on a foreign currency forward contract	—	(1,612)	—	(1,705)
Dividends -
Class A and Class B Non-Voting Shares	(53,968)	(22,292)	(86,209)	(44,732)

Deficit, end of period	(98,021)	(388,906)	(98,021)	(388,906)

Earnings per share [note 6]
Basic	0.37	0.21	0.75	0.56
Diluted	0.37	0.21	0.74	0.56

[thousands of shares]
Weighted average participating shares outstanding during period	215,983	217,620	215,505	218,331
Participating shares outstanding, end of period	216,739	217,623	216,739	217,623

     See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Six months ended
	February 28,		February 28,
[thousands of Canadian dollars]	2007	2006	2007	2006

OPERATING ACTIVITIES [note 7]
Funds flow from operations	252,412	208,273	496,348	405,481
Net decrease (increase) in non-cash working capital balances related to operations	37,989	10,991	(23,356)	(11,202)

	290,401	219,264	472,992	394,279

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(131,875)	(105,456)	(271,250)	(214,854)
Additions to equipment costs (net) [note 2]	(19,014)	(26,632)	(38,812)	(65,377)
Net reduction (addition) to inventories	(15,830)	1,916	(15,570)	(17,071)
Cable business acquisitions [note 3]	(492)	—	(52,918)	—
Proceeds on sale of investments and other assets	476	5,799	10,315	13,662
Additions to deferred charges	(185)	(297)	(365)	(8,797)

	(166,920)	(124,670)	(368,600)	(292,437)

FINANCING ACTIVITIES
Increase in bank indebtedness	4,164	29,677	21,801	29,677
Increase in long-term debt	25,000	125,000	60,000	650,000
Long-term debt repayments	(145,111)	(421,999)	(155,221)	(667,590)
Cost to terminate foreign currency forward contract	—	(15,774)	—	(15,774)
Issue of Class B Non-Voting Shares, net of after-tax expenses	46,426	116	55,216	116
Proceeds on bond forward	—	—	—	2,486
Proceeds on prepayment of IRU	—	76	—	228
Purchase of Class B Non-Voting Shares for cancellation	—	—	—	(57,954)
Dividends paid on Class A and Class B Non-Voting Shares	(53,968)	(22,292)	(86,209)	(44,732)

	(123,489)	(305,196)	(104,413)	(103,543)

Effect of currency translation on cash balances and cash flows	8	(8)	21	(12)

Decrease in cash	—	(210,610)	—	(1,713)
Cash, beginning of the period	—	210,610	—	1,713

Cash, end of the period	—	—	—	—

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2006.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Star Choice); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended		Six months ended
	February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$

Service revenue
Cable	515,257	449,967	1,015,263	881,718
DTH	151,990	142,662	303,682	281,467
Satellite Services	21,896	21,474	44,390	43,099

Inter segment -	689,143	614,103	1,363,335	1,206,284
Cable	(841)	(772)	(1,652)	(1,462)
DTH	(1,697)	(1,249)	(3,197)	(2,310)
Satellite Services	(875)	(885)	(1,750)	(1,770)

	685,730	611,197	1,356,736	1,200,742

Service operating income before amortization
Cable	244,164	213,383	481,933	420,898
DTH	47,579	43,532	97,261	80,225
Satellite Services	11,295	11,009	23,631	22,123

	303,038	267,924	602,825	523,246

Interest on long-term debt (1)
Cable	51,465	53,245	102,855	106,114
DTH and Satellite Services	9,776	10,777	19,870	20,986
Burrard Landing Lot 2 Holdings Partnership	356	362	713	726

	61,597	64,384	123,438	127,826

Cash taxes (1)
Cable	—	1,041	—	2,083
DTH and Satellite Services	—	66	—	131

	—	1,107	—	2,214

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended		Six months ended
	February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$

Capital expenditures accrual basis
Cable	109,777	88,344	242,047	197,931
Corporate	8,110	4,867	17,161	9,083

Sub-total Cable including corporate	117,887	93,211	259,208	207,014
Satellite (net of equipment profit)	4,546	997	5,593	7,483

	122,433	94,208	264,801	214,497

Equipment costs (net of revenue received)
Cable	4,197	6,425	4,810	14,233
Satellite	14,817	20,207	34,002	51,144

	19,014	26,632	38,812	65,377

Capital expenditures and equipment costs (net)
Cable	122,084	99,636	264,018	221,247
Satellite	19,363	21,204	39,595	58,627

	141,447	120,840	303,613	279,874

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	131,875	105,456	271,250	214,854
Additions to equipment costs (net)	19,014	26,632	38,812	65,377

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	150,889	132,088	310,062	280,231
Decrease in working capital related to capital expenditures	(8,566)	(9,863)	(4,733)	3,138
Less: Partnership capital expenditures (1)	—	(533)	—	(1,803)
Less: IRU prepayments (2)	—	(60)	(7)	(161)
Less: Satellite equipment profit (3)	(876)	(792)	(1,709)	(1,531)

Total capital expenditures and equipment costs (net) reported by segments	141,447	120,840	303,613	279,874

(1)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) capital expenditures which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2006 Consolidated Financial Statements). As the Partnership is financed by its own debt with no recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(2)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(3)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	February 28, 2007
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,078,390	862,463	532,805	7,473,658

Corporate assets				239,918

Total assets				7,713,576

	August 31, 2006
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	5,891,103	859,941	536,044	7,287,088

Corporate assets				235,455

Total assets				7,522,543

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
3. CABLE BUSINESS ACQUISITIONS

February 28, 2007
Total
		Accounts	Issuance of Class B	purchase
	Cash	payable	Non-Voting Shares	price
	$	$	$	$

Cable systems	52,893	447	3,000	56,340

A summary of net assets acquired on cable business acquisitions, accounted for as purchases, is as follows:

$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	6,588
Broadcast licenses	67,378

73,966

Working capital deficiency	2,801
Future income taxes	14,825

17,626

Purchase price	56,340

During the three months ended November 30, 2006, the Company purchased three cable systems serving approximately 14,700 basic subscribers in British Columbia and Ontario. The $3,000 value of the 89,794 Class B Non-Voting Shares, issued as partial consideration for one of the acquisitions, was determined based upon the average market price over the five day period prior to the date the terms of the purchase were agreed to and announced. The purchase price allocation may be impacted by settlement of final closing adjustments.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
4. LONG-TERM DEBT

		February 28, 2007			August 31, 2006
		Translated			Translated
	Effective	at period			at year
	interest	end	Adjustment	Translated	end	Adjustment	Translated
	rates	exchange	for hedged	at hedged	exchange	for hedged	at hedged
	%	rate	debt (1)	rate	rate	debt (1)	rate

		$	$	$	$	$	$
Corporate

Bank loans (2)	Fixed and variable	185,000	—	185,000	280,000	—	280,000
Senior notes-
Due November 16, 2012	6.11	450,000	—	450,000	450,000	—	450,000
Due May 9, 2016	6.34	300,000	—	300,000	300,000	—	300,000
Due October 17, 2007	7.40	296,760	—	296,760	296,760	—	296,760
US $440,000 due April 11, 2010	7.88	514,712	127,908	642,620	486,332	156,288	642,620
US $225,000 due April 6, 2011	7.68	263,205	92,633	355,838	248,693	107,145	355,838
US $300,000 due December 15, 2011	7.61	350,940	125,910	476,850	331,590	145,260	476,850
Due November 20, 2013	7.50	350,000	—	350,000	350,000	—	350,000
COPrS -
Due September 30, 2027	8.54	100,000	—	100,000	100,000	—	100,000

		2,810,617	346,451	3,157,068	2,843,375	408,693	3,252,068

Other subsidiaries and entities

Videon CableSystems Inc. 8.15% Senior
Debentures Series “A” due April 26, 2010	7.63	130,000	—	130,000	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	22,789	—	22,789	23,010	—	23,010

		152,789	—	152,789	153,010	—	153,010

Total consolidated debt		2,963,406	346,451	3,309,857	2,996,385	408,693	3,405,078
Less current portion (3)		297,223	—	297,223	449	—	449

		2,666,183	346,451	3,012,634	2,995,936	408,693	3,404,629

(1)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are included in deferred charges or deferred credits. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $346,451 (August 31, 2006 — $408,693) representing a corresponding amount in deferred credits. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(2)	Availabilities under banking facilities are as follows at February 28, 2007:

			Operating
	Total	Bank loans (a) (b)	credit facilities (a)
	$	$	$

Total facilities	1,060,000	1,000,000	60,000
Amount drawn (excluding letters of credit of $428)	227,163	185,000	42,163

	832,837	815,000	17,837

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The $1 billion revolving credit facility is due May 31, 2011 and is unsecured and ranks pari passu with the senior unsecured notes.
(3)	Current portion of long-term debt includes the Senior notes due October 17, 2007 and the amount due within one year on the Partnership’s mortgage bonds.
5. SHARE CAPITAL
Issued and outstanding
Changes in Class A and Class B Non-Voting Share capital in the six months ended February 28, 2007 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2006	11,291,932	2,475	203,649,904	1,974,491
Class A Share conversion	—	—	—	—
Stock option plans exercises	—	—	1,707,302	56,745
Issued in respect of acquisition	—	—	89,794	3,000
Share issue costs	—	—	—	(5)

February 28, 2007	11,291,932	2,475	205,447,000	2,034,231

Stock option plan
In our stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 1,762,768 Class B Non-Voting Shares have been issued under these plans. During the three and six months ended February 28, 2007, 1,418,683 and 1,688,901 options were exercised for $46,172 and $54,847, respectively.
The changes in options for the six months ended February 28, 2007 are as follows:

		Weighted average
		exercise price
	Shares	$

Outstanding at beginning of period	9,558,801	32.60
Granted	2,036,250	34.24
Forfeited	(612,133)	33.16
Exercised	(1,688,901)	32.47

Outstanding at end of period	9,294,017	32.90

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at February 28, 2007:

	Number	Weighted
	Outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	February 28, 2007	contractual life	exercise price	February 28, 2007	exercise price

$17.37	10,000	6.64	$17.37	7,500	$17.37
$29.70 - $35.57	9,284,017	6.55	$32.91	4,767,897	$32.65

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended		Six months ended
	February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$

Net income for the period	79,751	45,790	160,889	121,471
Fair value of stock options	30	468	60	935

Pro forma net income for the period	79,721	45,322	160,829	120,536
Pro forma basic earnings per share	0.37	0.21	0.75	0.55

Pro forma diluted earnings per share	0.37	0.21	0.74	0.55

The weighted average estimated fair value at the date of the grant for common share options granted was $6.42 per option (2006 — $1.76 per option) and $6.45 per option (2006 — $2.30 per option) for the quarter and year-to-date, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended		Six months ended
	February 28,		February 28,
	2007	2006	2007	2006

Dividend yield	2.84%	2.25%	2.92%	1.96%
Risk-free interest rate	3.99%	3.89%	3.99%	3.70%
Expected life of options	4 years	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	24.1%	20.6%	24.9%	22.2%

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.
Other stock options
In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Satellite Services share which would have been received upon the exercise of an option under the Satellite Services plan.
At February 28, 2007 there were 18,668 Satellite Services options outstanding with an exercise price of $7.75. The weighted average remaining contractual life of the Satellite Services options is 1.3 years. At February 28, 2007,

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
18,668 Satellite Services options were exercisable into 16,801 Class B Non-Voting Shares of the Company at $8.61 per Class B Non-Voting Share. During the three and six month periods ended February 28, 2007, 15,168 options were exercised into 13,651 Class B Non-Voting Shares for $251 and 20,168 options were exercised into 18,151 Class B Non-Voting Shares for $367, respectively.
Warrants
Prior to the Company’s acquisition and consolidation of Satellite Services effective July 1, 2000, Satellite Services and its subsidiary Star Choice had established a plan to grant warrants to acquire Satellite Services common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plan had no impact on the earnings of the Company.
On September 1, 2006, 250 warrants were exercised for $6 and the remaining 5,350 warrants expired.
Contributed surplus
The changes in contributed surplus are as follows:

	February 28, 2007	August 31, 2006
	$	$

Balance, beginning of period	5,110	1,866
Stock-based compensation	2,627	3,272
Stock options exercised	(1,525)	(28)

Balance, end of period	6,212	5,110

6. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended		Six months ended
	February 28,		February 28,
	2007	2006	2007	2006

Numerator for basic and diluted earnings per share ($)
Net income	79,751	45,790	160,889	121,471

Denominator (thousands of shares)
Weighted average number of Class A and Class B Non- Voting Shares for basic earnings per share	215,983	217,620	215,505	218,331
Effect of dilutive securities	1,942	—	1,270	—

Weighted average number of Class A and Class B Non- Voting Shares for diluted earnings per share	217,925	217,620	216,775	218,331

Earnings per share ($)
Basic	0.37	0.21	0.75	0.56
Diluted	0.37	0.21	0.74	0.56

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
7. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from operations

	Three months ended		Six months ended
	February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$

Net income	79,751	45,790	160,889	121,471
Non-cash items:
Amortization
Deferred IRU revenue	(3,136)	(3,136)	(6,273)	(6,273)
Deferred equipment revenue	(25,771)	(19,511)	(48,989)	(37,880)
Deferred equipment cost	50,166	50,326	99,136	99,903
Deferred charges	1,236	1,325	2,473	2,583
Property, plant and equipment	96,808	97,022	188,973	197,862
Future income tax expense	43,530	24,966	84,356	16,899
Write-down of investment	—	374	—	374
Gain on sale of investment	—	—	(415)	(1,690)
Foreign exchange gain on unhedged long-term debt	—	(871)	—	(4,352)
Equity loss (income) on investee	(98)	216	(201)	148
Fair value loss on foreign currency forward contracts	—	—	—	360
Debt retirement costs	—	8,123	—	8,123
Stock option expense	1,475	662	2,627	1,282
Defined benefit pension plan	8,218	3,153	11,856	6,306
Other	233	(166)	1,916	365

Funds flow from operations	252,412	208,273	496,348	405,481

(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Six months ended
	February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$

Accounts receivable	(5,198)	(8,420)	(20,795)	(23,080)
Prepaids and other	(3,866)	(4,390)	(7,397)	(2,993)
Accounts payable and accrued liabilities	46,777	24,262	(1)	8,136
Income taxes payable	125	15	(600)	(7)
Unearned revenue	151	(476)	5,437	6,742

	37,989	10,991	(23,356)	(11,202)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii) Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$

Interest	22,048	33,786	121,376	123,131
Income taxes	(127)	1,095	592	2,225

(iv) Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Six months ended February 28,
	2007	2006
	$	$

Issuance of Class B Non-Voting Shares on a cable system acquisition	3,000	—

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
8. UNITED STATES ACCOUNTING PRINCIPLES
The unaudited interim Consolidated Financial Statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these unaudited interim Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended		Six months ended
	February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$

Net income using Canadian GAAP	79,751	45,790	160,889	121,471
Add (deduct) adjustments for:
Deferred charges (2)	2,898	5,019	9,685	(1,759)
Foreign exchange gains (losses) on hedged long-term debt (8)	(26,634)	28,848	(62,243)	49,058
Reclassification of hedge gains (losses) from other comprehensive income (7)	26,634	(28,848)	62,243	(49,058)
Income tax effect of adjustments	(891)	(1,732)	(2,978)	607
Effect of future income tax rate reductions on differences	—	—	—	(785)

Net income using US GAAP	81,758	49,077	167,596	119,534

Unrealized foreign exchange gain (loss) on translation of Self-sustaining foreign operations	11	(13)	26	(20)
Unrealized gains on available-for-sale securities, net of tax (6)
Unrealized holding gains arising during the period	—	1,235	—	8,024
Less: reclassification adjustment for gains included in net income	—	—	—	(1,371)

	11	1,222	26	6,633
Adjustment to fair value of derivatives (7)	35,187	(17,276)	77,368	(22,732)
Reclassification of derivative losses (gains) to income to offset foreign exchange gains/losses on hedged long-term debt (7)	(22,539)	23,872	(52,673)	40,596
Effect on future income tax rate reductions on differences	—	—	—	(1,036)

	12,659	7,818	24,721	23,461

Comprehensive income using US GAAP	94,417	56,895	192,317	142,995

Net income per share using US GAAP	0.38	0.23	0.78	0.55
Comprehensive income per share using US GAAP	0.44	0.26	0.89	0.65

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
Balance sheet items using US GAAP

	February 28, 2007		August 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Deferred charges (2) (9) (10)	272,096	186,663	261,908	164,053
Broadcast licenses (1) (4) (5)	4,758,862	4,733,628	4,691,484	4,666,250
Other long-term liabilities (7) (10)	49,580	530,899	37,724	612,306
Deferred credits (8) (9)	1,051,643	695,380	1,100,895	679,652
Future income taxes	1,084,155	1,042,510	984,938	933,990
Shareholders’ equity	1,945,253	1,751,175	1,809,705	1,584,225

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	February 28, 2007	August 31, 2006
	$	$

Shareholders’ equity using Canadian GAAP	1,945,253	1,809,705
Amortization of intangible assets (1)	(130,208)	(130,208)
Deferred charges (2)	(1,464)	(8,171)
Equity in loss of investees (3)	(35,710)	(35,710)
Gain on sale of subsidiary (4)	16,052	16,052
Gain on exchange of cable television systems (5)	50,063	50,063
Foreign exchange gains on hedged long-term debt (8)	293,187	345,860
Reclassification of hedge losses from other comprehensive income (7)	(293,187)	(345,860)
Accumulated other comprehensive loss	(92,455)	(117,176)
Cumulative translation adjustment	(356)	(330)

Shareholders’ equity using US GAAP	1,751,175	1,584,225

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive loss is comprised of the following:

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]

	February 28, 2007	August 31, 2006
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	356	330
Fair value of derivatives (7)	(78,419)	(103,114)
Minimum liability for pension plan (10)	(14,392)	(14,392)

	(92,455)	(117,176)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the unaudited interim Consolidated Financial Statements are as follows:
(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires the excess of equipment cost deferrals over equipment revenue deferrals to be expensed as incurred instead of being deferred and amortized.

(3)	Equity in loss of investees have been adjusted to reflect US GAAP.

(4)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(5)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(6)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(7)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income (loss).

(8)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in income (loss) for US GAAP.

(9)	US GAAP requires subscriber connection revenue and related costs to be recognized immediately instead of being deferred and amortized.

(10)	The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives had an accumulated benefit obligation of $79,902 as at August 31, 2006. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income (loss), net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2007 and 2006
[all amounts in thousands of Canadian dollars, except per share amounts]
9. OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $49,580 (August 31, 2006 — $37,724). The total benefit costs expensed under the Company’s defined benefit pension were $8,910 (2006 — $3,425), and $12,821 (2006 — $6,850) for the three and six months ended February 28, 2007 respectively.
10. SUBSEQUENT EVENT
On March 2, 2007, the Company issued $400,000 of senior unsecured notes at a rate of 5.70% due March 2, 2017.

Form 52-109F2 — Certification of Interim Filings
I, Jim Shaw, Chief Executive Officer of Shaw Communications Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Shaw Communications Inc. (the issuer), for the interim period ending February 28, 2007;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: April 13, 2007

(signed) “Jim Shaw”

Jim Shaw
Chief Executive Officer

Form 52-109F2 — Certification of Interim Filings
I, Steve Wilson, Senior Vice President and Chief Financial Officer of Shaw Communications Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Shaw Communications Inc. (the issuer), for the interim period ending February 28, 2007;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: April 13, 2007

(signed) “Steve Wilson”

Steve Wilson
Senior Vice President and Chief Financial Officer